

LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group



05012997

RECEIVED 2005 DEC -1 P 2: 11 OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

16 November 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
    Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 15 November 2005, Re: Seventy-Fifth Annual General Meeting for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
DEC 0 5 2005
THOMSON FINANCIAL

c.c.   Ms Andres Estay   -   The Bank of New York
                              ADR Department
                              101 Barclay St., 22nd Floor
                              New York
                              NY 10286



Form Version 2.0
General Announcement
Ownership transfer to LION INDUSTRIES CORPORATION on 15/11/2005 05:17:22 PM
Reference No LI-051115-30680

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● Announcement ○ Reply to query

* **Subject :**
SEVENTY-FIFTH ANNUAL GENERAL MEETING

* **Contents :-**

We are pleased to inform that at the Seventy-Fifth Annual General Meeting of the Company held on 15 November 2005, the shareholders have approved the following:

1. the payment of a first and final dividend of 1.0% less 28% Malaysian Income Tax in respect of the financial year ended 30 June 2005;

2. the re-appointment of Y. Bhg. Tan Sri Dato' Musa bin Hitam who retired pursuant to Section 129(2) of the Companies Act, 1965 as Director of the Company; and

3. all other resolutions tabled thereat including the following ordinary resolutions transacted as special business:

   (i) Authority to Directors to issue shares

   "THAT pursuant to Section 132D of the Companies Act, 1965 and subject to the approval of all relevant authorities being obtained, the Directors be and are hereby empowered to issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit, provided that the aggregate number of shares issued pursuant to this resolution does not exceed 10% of the issued capital of the Company for the time being and that such authority shall continue in force until the conclusion of the next annual general meeting of the Company."

   (ii) Proposed Renewal of Shareholders' Mandate for Recurrent Related Party Transactions

   "THAT approval be given for the Company and its subsidiary companies to enter into the recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations as detailed in paragraph 3.3 ("Recurrent Transactions") and with those

LION INDUSTRIES CORPORATION BERHAD (415-D)

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Secretary

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related parties as detailed in paragraph 3.2 of the Circular to Shareholders of the Company dated 24 October 2005 subject to the following:

(i)   the transactions are in the ordinary course of business and are on terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders of the Company; and

(ii) disclosure is made in the annual report of the breakdown of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year, amongst others, based on the following information:

    (a)   the type of Recurrent Transactions made; and

    (b)   the names of the related parties involved in each type of Recurrent Transactions made and their relationship with the Company;

AND THAT authority conferred by this ordinary resolution shall continue to be in force until:

(i)   the conclusion of the next annual general meeting of the Company at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;

(ii) the expiration of the period within which the next annual general meeting after that date is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(iii) revoked or varied by resolution passed by the shareholders in general meeting;

whichever is the earlier,

AND THAT the Directors be authorised to complete and do all such acts and things (including executing such documents as may be required) to give effect to the transactions contemplated and/or authorised by this ordinary resolution."

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION INDUSTRIES CORPORATION BERHAD (415-D)

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